UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 57)*

                          COLLINS & AIKMAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   194830 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        W. Leslie Duffy, Esq. Jonathan A.
                                 Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         31,257,897*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            31,257,897*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   31,257,897*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      37.4%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)
--------------------------------------------------------------------------------


* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         378,713*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            378,713

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    378,713*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .45%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         527,066*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            527,066*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    527,066*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .63%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         245,625*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            245,625*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

                                    245,625*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .29%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         73,691*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            73,691*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     73,691*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .09%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         30,031,778*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            30,031,778*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   30,031,778*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      35.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

     This Amendment No. 57 amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership (HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities"), with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D, as amended prior to the date hereof.

     All share numbers in this filing (including on the cover page) give effect to the one-for-2.5 reverse stock split (The "Split") effected by the Company in May 2002. This needs to be considered in comparing the information against previous filings. This filing is being made to reflect principally certain open market purchases of 67,000 shares of Common Stock in aggregate effected by the Reporting Heartland Entities on April 7, 2003 and April 8, 2003.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by the addition of the following paragraph:

     All of the funds for purchases effected on April 7, 2003 and April 8, 2003 by the Reporting Heartland Entities were directly or indirectly derived from contributions made by the limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities. As a result of share purchases, the Reporting Heartland Entities acquired an aggregate of an additional 67,000 shares of Common Stock on April 7, 2003 and April 8, 2003.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended by the addition of the following paragraph:

     The purchase of 67,000 additional shares of Common Stock on April 7, 2003 and April 8, 2003 by the Reporting Heartland Entities was in furtherance of their previously described intentions and was undertaken at this time in light of applicable trading prices.

Item 5. Interest in Securities in Collins & Aikman Corporation.

     Item 5 is hereby amended and restated as follows:

     (a)-(c) At the close of business on April 8, 2003, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 31,257,897 shares of common stock, representing approximately 37.4% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the benefi-cial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. The Reporting Heartland Entities previously purchased 459,000 shares of common stock on August 7, 2002 and August 9, 2002 in a series of seven transactions at a weighted average price of $3.58 per share. 162,400 shares of common stock were acquired on August 9, 2002 and August 12, 2002 in a series of sixteen transactions at a weighted average price of $4.19 per share. 99,000 shares of common stock were acquired on August 13, 2002 and August 14, 2002 in a series of nineteen transactions at a weighted average price of $3.90 per share. 59,500 shares of common stock were acquired on August 15, 2002 and August 16, 2002 in a series of twelve transactions at a weighted average price of $3.97 per share. 4,600 shares of common stock were acquired on August 19, 2002 and August 20, 2002 in two transactions at a weighted average price of $4.25 per share. 38,000 shares were acquired on August 21, 2002 and August 22, 2002 in two transactions at a weighted average price of $4.46 per share. 31,200 shares of common stock were acquired on August 23, 2002 and August 26, 2002 in two transactions at a weighted average price of $4.39 per share. 16,000 shares of common stock were acquired on August 27, 2002 and August 28, 2002 in two transactions at a weighted average price of $4.89 per share. 23,000 shares of common stock were acquired on August 29, 2002 and August 30, 2002 in two transactions at a weighted average price of $4.77 per share. 1,200 shares of common stock were acquired on September 4, 2002 in one transaction at a price of $4.50 per share. 44,700 shares of common stock acquired on September 5, 2002 and September 6, 2002 were acquired in two transactions at a weighted average price of $4.93 per share. 160,000 shares of common stock were acquired on September 9, 2002 and September 10, 2002 in two transactions at a weighted average price of $5.14 per share. 115,000 shares of common stock were acquired on September 11, 2002 and September 12, 2002 in two transactions at a weighted average price of $5.65 per share. 42,000 shares of common stock were acquired on September 13, 2002 and September 16, 2002 in two transactions at a weighted average price of $5.13 per share. 125,700 shares of common stock were acquired on November 18, 2002 and November 19, 2002 were in two transactions at a weighted average price of $2.55 per share. 231,300 shares of common stock were acquired on November 20, 2002 and November 21, 2002 in two transactions at a weighted average price of $2.71 per share. 250,000 shares of common stock acquired on November 22, 2002 and November 25, 2002 were acquired in two transactions at a weighted average price of $3.58 per share. 175,000 shares of common stock were acquired on November 26, 2002 and November 27, 2002 in two transactions at a weighted average price of $3.91 per share. 23,200 shares of common stock were acquired on November 29, 2002 in one transaction at a price of $4.08 per share. 129,300 shares of common stock were acquired on December 2, 2002, December 3, 2002 and December 4, 2002 in three transactions at a weighted average price of $3.91 per share. 110,000 shares of common stock were acquired on December 5, 2002 and December 6, 2002 in two transactions at a weighted average price of $3.68 per share. 93,700 shares of common stock were acquired on December 9, 2002 and December 10, 2002 in two transactions at a weighted average price of $3.34 per share. 75,000 shares of common stock were acquired on December 11, 2002 and December 12, 2002 in two transactions at a weighted average price of $3.39 per share. 116,500 shares of common stock were acquired on December 13, 2002 and December 16, 2002 in two transactions at a weighted average price of $3.92 per share. 35,000 shares of common stock acquired on December 17, 2002 and December 18, 2002 in two transactions at a weighted average price of $3.91 per share. 65,000 shares of common stock were acquired on December 19, 2002 and December 20, 2002 in two transactions at a weighted average price of $3.77 per share. 52,300 shares of common stock were acquired on December 23, 2002 and December 24, 2002 in two transactions at a weighted average price of $4.05 per share. 107,300 shares of common stock were acquired on December 26, 2002 and December 27, 2002 in two transactions at a weighted average price of $4.24 per share. 150,000 shares of common stock were acquired on December 30, 2002 and December 31, 2002 in two transactions at a weighted average price of $4.22 per share. 87,900 shares of common stock were acquired on January 2, 6 and 7 in three transactions at a weighted average price of $4.39 per share. 90,100 shares of common stock were acquired on January 8, 2003 and January 9, 2003 in two transactions at a weighted average price of 4.16 per share. 71,900 shares of common stock were acquired on January 10, 2003 and January 13, 2003 in two transactions at a weighted average price of $4.17 per share. 150,000 shares of common stock were acquired on January 14, 2003 and January 15, 2003 in two transactions at a weighted average price of $4.57 per share. 37,000 shares of common stock were acquired on January 16, 2003 and January 17, 2003 in two transactions at a weighted average price of $4.68 per share. 37,200 shares of common stock were acquired on January 21, 2003 and January 22, 2003 in two transactions at a weighted average price of $4.34 per share. 47,900 shares of common stock were acquired on January 23, 2003 and January 24, 2003 in two transactions at a weighted average price of $4.37 per share. 75,000 shares of common stock were acquired on January 27, 2003 and January 28, 2003 in two transactions at a weighted average price of $4.02 per share. 35,000 shares of common stock were acquired on January 29, 2003 and January 30, 2003 in two transactions at a weighted average price of $3.97 per share. 32,500 shares of common stock were acquired on January 31, 2003 and February 3, 2003 in two transactions at a weighted average price of $3.93 per share. 115,500 shares of common stock were acquired on February 24, 2003 and February 25, 2003 in two transactions at a weighted average price of $3.99 per share. 37,500 shares of common stock were acquired on February 26, 2003 and February 27, 2003 in two transactions at a weighted average price of $4.20 per share. 10,000 shares of common stock were acquired on February 28, 2003 in one transaction at a price per share of $4.32 per share. 50,700 shares of common stock were acquired on March 4, 2003 and March 5, 2003 in two transactions at a weighted average price of $4.27 per share. 50,000 shares of common stock were acquired on March 6, 2003 and March 7, 2003 in two transactions at a weighted average price of $4.29 per share. 45,500 shares of common stock were acquired on March 10, 2003 and March 11, 2003 in two transactions at a weighted average price of $3.92 per share. 54,300 shares of common stock were acquired on March 12, 2003 and March 13, 2003 in two transactions at a weighted average price of $4.07 per share. 18,800 shares of common stock were acquired on March 14, 2003 and March 17, 2003 in two transactions at a weighted average price of $4.06 per share. 20,000 shares of common stock were acquired on March 18, 2003 in one transaction at a price of $4.24 per share. 60,000 shares of common stock were acquired on March 21, 2003 and March 24, 2003 in two transactions at a weighted average price of $4.43 per share. 84,100 shares of common stock were acquired on March 25, 2003 and March 26, 2003 in two transactions at a weighted average price of $4.37 per share. 46,000 shares of common stock were acquired on March 27, 2003 and March 28, 2003 in two transactions at a weighted average price of $4.30 per share. 20,000 shares of common stock were acquired on March 31, 2003 in one transaction at a price of $4.05 per share. 69,100 shares of common stock were acquired on April 3, 2003 and April 4, 2003 in two transactions at a weighted average price of $4.05 per share. 67,000 shares of common stock were acquired on April 7, 2003 and April 8, 2003 in two transactions at a weighted average price of $4.12 per share.

     The ownership of each of the Reporting Heartland Entities is set forth in the following table.


                                               Shares of
           Shareholder                       Common Stock            Percent
           -----------                       ------------            -------

Heartland Industrial Associates               31,257,897              37.4%
L.L.C.
Heartland Industrial Partners (FF),             378,713                .45%
L.P.
Heartland Industrial Partners                   527,066                .63%
(E1), L.P.
Heartland Industrial Partners                   245,625                .29%
(K1), L.P.
Heartland Industrial Partners                   73,691                 .09%
(C1), L.P.
Heartland Industrial Partners,                30,031,778              35.9%
L.P.

     The foregoing percentages are based on 83,630,087 shares of common stock of the Company outstanding on November 15, 2002.

     By virtue of the Shareholders Agreement described in Item 6 of this
Schedule 13D, as amended prior to the date hereof, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of November 15, 2002, to the best of the Reporting Heartland Entities' knowledge, the other shareholders party to the Shareholders Agreement beneficially owned approximately 13,082,862 shares of Common Stock of the Company, representing approximately 15.6% of the outstanding Common Stock of the Company. The Heartland Reporting Entities disclaim such beneficial ownership.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2003



                              Heartland Industrial Associates L.L.C.

                              Heartland Industrial Partners (FF), L.P.,

                              Heartland Industrial Partners (E1), L.P.,

                              Heartland Industrial Partners (K1), L.P.,

                              Heartland Industrial Partners (C1), L.P.,

                              Heartland Industrial Partners, L.P.



                              By:  /s/ David A. Stockman
                                   ------------------------------------
                                   David A. Stockman